Exhibit 22

December 31, 2012

Bruce Flatt

Brookfield Asset Management Inc.

Suite 300

181 Bay Street
P.O. Box 762

Toronto, Canada M5 2T3

Dear Bruce:

On behalf of any funds managed from time to time by Pershing Square Capital Management, L.P. and their respective present or future affiliates that are investment managers, investment advisors or investment funds (“Pershing Square”), Pershing Square on behalf of itself and such funds and affiliates hereby unilaterally undertakes to refrain from, directly or indirectly, soliciting, proposing or making plans (or assisting or encouraging any third party with any of the foregoing) with respect to any extraordinary transactions or any matter referenced in (a)-(j) of Item 4 of Schedule 13D for a period of not less than four years from the date hereof in respect of General Growth Properties, Inc. (“General Growth”).

Except as (i) required by law or (ii) in response to a public statement made by General Growth or Brookfield Asset Management Inc. (along with its affiliates, “Brookfield”) that specifically references Pershing Square or the transactions entered into on the date hereof in connection with this undertaking (other than a disclosure by Brookfield or General Growth that is factual in nature, summarizes in good faith the terms of such undertakings or agreements entered into on the date hereof, or discusses a particular circumstance  or state of facts as they relate to the undertakings and transactions entered into on the date hereof, in each case without pejorative commentary regarding Pershing Square or disclosure that could reasonably be construed to be disparaging to Pershing Square), Pershing Square further undertakes, for a period of not less than four years from the date hereof, to not make any public disclosure with respect to the matters referenced in (a)-(j) of Item 4 of Schedule 13D in respect of General Growth.

Pershing Square acknowledges that the 9.9% ownership limitation contained in Article XIV of the certificate of incorporation of General Growth is designed to protect its status as a REIT, and undertakes to not acquire shares of General Growth, directly or indirectly, through derivatives or otherwise, that will cause Pershing Square’s ownership to exceed such limitation as in effect on the date hereof.

Pershing Square understands that in consideration of the foregoing undertaking Brookfield has agreed to modify certain governance arrangements with General Growth in the manner described in the letter from Brookfield to General Growth dated as of the date hereof and filed as an exhibit to the Schedule 13D/A filed by Brookfield on or about the date hereof.

Pershing Square understands that Brookfield will rely on the foregoing undertaking. If the foregoing undertaking were not to be performed as required by its specific terms or were otherwise breached, irreparable damage will occur to one or more of the parties, no adequate remedy at law would exist and damages would be difficult to determine. In such circumstances, Brookfield shall be entitled to an injunction or injunctions to prevent breaches and to specific performance of the terms of the undertaking without posting any bond and without proving that monetary damages would be inadequate, in addition to any other remedy at law or equity. Pershing Square agrees not to oppose, argue, contend or otherwise to raise as a defense that an adequate remedy at law exists or that specific performance or equitable or injunctive relief is inappropriate or unavailable.

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Very truly yours,

PERSHING SQUARE capital management, L.P., By: PS Management GP, LLC, its General Partner

By:	/s/ Roy J. Katzovicz
Name: Roy J. Katzovicz Title: Chief Legal Officer

By:	/s/ Nicholas A. Botta
Name: Nicholas A. Botta Title: Chief Financial Officer

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